SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13D
Amendment No. 5


Under the Securities Exchange Act of 1934


SUPERCONDUCTOR TECHNOLOGIES, INC.
(Name of Issuer)


Common Stock, $0.001 par value
(Title of Class of Securities)


867931107
(CUSIP Number)


H. Vaughan Blaxter, III
1900 Grant Building
Pittsburgh, Pennsylvania 15219

(412) 281-2620
(Name, address and telephone number of person authorized to receive notices and communications)

February 26, 1999
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the
following box               [ X ]

      CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     C. G. GREFENSTETTE, Trustee for Various Trusts     I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     5,000

8      Shared Voting Power
     2,408,709

9.     Sole Dispositive Power
     5,000

10      Shared Dispositive Power
     2,408,709

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     2,413,709

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     26.07%

14      Type of Reporting Person
     IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY, Trustee for Various Trusts     I.D. #

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     10,000

8      Shared Voting Power
     182,932

9.     Sole Dispositive Power
     10,000

10      Shared Dispositive Power
     182,932

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     192,932

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     1.96%

14      Type of Reporting Person
     IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF JULIET
     LEA HILLMAN SIMONDS                         I.D. #25-6193084

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     45,733

8      Shared Voting Power

9.     Sole Dispositive Power
     45,733

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     45,733

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .49%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF AUDREY
     HILLMAN FISHER                         I.D. #25-6193085

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     45,733

8      Shared Voting Power

9.     Sole Dispositive Power
     45,733

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     45,733

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .49%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF HENRY
     LEA HILLMAN, JR.                         I.D. #26-6193086

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     45,733

8      Shared Voting Power

9.     Sole Dispositive Power
     45,733

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     45,733

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .49%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY AND C. G. GREFENSTETTE, TRUSTEES UNDER
     AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF WILLIAM
     TALBOTT HILLMAN                      I.D. #25-6193087

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     45,733

8      Shared Voting Power

9.     Sole Dispositive Power
     45,733

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     45,733

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .49%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     HENRY L. HILLMAN                                    I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
     2,225,809

9      Sole Dispositive Power

10      Shared Dispositive Power
     2,225,809

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     2,225,809

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     24.04%

14      Type of Reporting Person
     IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     ELSIE HILLIARD HILLMAN                       I.D. ####-##-####

2 Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
     2,225,809

9      Sole Dispositive Power

10      Shared Dispositive Power
     2,225,809

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     2,225,809

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     24.04%

14      Type of Reporting Person
     IN

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person
     HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN & C. G. GREFENSTETTE, TRUSTEES OF THE HENRY L. HILLMAN TRUST U/A DATED NOVEMBER
     18, 1985I.D. #18-2145466

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     237,198

8      Shared Voting Power
     1,988,611

9      Sole Dispositive Power
     237,198

10      Shared Dispositive Power
     1,988,611

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     2,225,809

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     24.04%

14      Type of Reporting Person
     OO

CUSIP NO. 867931107
1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THE HILLMAN COMPANY                            I.D. #25-1011286

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
     1,988,611

9      Sole Dispositive Power

10      Shared Dispositive Power
     1,988,611

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     1,988,611

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     21.48%

14      Type of Reporting Person
     CO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     WILMINGTON INVESTMENTS, INC.                 I.D. #51-0344688

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]
6       Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power

8      Shared Voting Power
     1,988,611

9      Sole Dispositive Power

10      Shared Dispositive Power
     1,988,611

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     1,988,611

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     21.48%

14      Type of Reporting Person
     CO

CUSIP NO. 867931107

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     WILMINGTON SECURITIES, INC.                      I.D. #51-0114700

2      Check the Appropriate Box if Member of a Group        (a)  [   X
]          (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items
2(d) or 2(e)                                                        [       ]

6       Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     1,988,611

8      Shared Voting Power

9      Sole Dispositive Power
     1,988,611

10      Shared Dispositive Power

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     1,988,611

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     21.48%

14      Type of Reporting Person
     CO

SCHEDULE 13D
Amendment No. 5

     This statement ("Statement") constitutes Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 15, 1999 (the "Filing").

Item 1.  Security and Issuer

     This Statement relates to the Common Stock, $0.001 par value, of Superconductor Technologies, Inc., a Delaware corporation (the "Issuer").
The
address of the principal executive offices of the Issuer is 460 Ward Drive, Suite F, Santa Barbara, California 93111-2310. The Common Stock is quoted on the Nasdaq National Market under the symbol "SCON".

Item 2.  Identity and Background

     (a) Names of persons filing (individually, the "Registrant" and collectively, the "Registrants"):

          Wilmington Securities, Inc., a wholly-owned subsidiary of Wilmington Investments, Inc.

          Wilmington Investments, Inc., a wholly-owned subsidiary of The Hillman Company.

          The Hillman Company, a corporation controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust U/A dated
          November 18, 1985.

          Henry L. Hillman, Elsie Hilliard Hillman and C. G.
          Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "Henry L. Hillman Trust").

          Thomas G. Bigley and C. G. Grefenstette, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of Juliet Lea Hillman Simonds (the " JLHS 1976 Trust").

          Thomas G. Bigley and C. G. Grefenstette, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of Audrey Hillman Fisher (the "AHF 1976 Trust").


          Thomas G. Bigley and C. G. Grefenstette, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of Henry Lea Hillman, Jr. (the "HLH Jr. 1976 Trust")

          Thomas G. Bigley and C. G. Grefenstette, Trustees Under Agreement of Trust Dated 12/30/76 for the Children of William Talbott Hillman (the "WTH 1976 Trust").

          C. G. Grefenstette

          Thomas G. Bigley

          Henry L. Hillman

          Elsie Hilliard Hillman

The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

     (b)     Business Address

          The addresses of the Registrants are as follows:

          The Hillman Company, the Henry L. Hillman Trust, the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust are each located at:
          1900 Grant Building
          Pittsburgh, Pennsylvania 15219

          Wilmington Securities, Inc. and Wilmington Investments, Inc. are each located at:
          824 Market Street, Suite 900
          Wilmington, Delaware 19801

          C. G. Grefenstette
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219



          Thomas G. Bigley
          One Oxford Centre
          28th Floor
          Pittsburgh, Pennsylvania 15219
          Henry L. Hillman
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

          Elsie Hilliard Hillman
          2000 Grant Building
          Pittsburgh, Pennsylvania 15219

     (c)     Principal occupation or employment

     The principal occupations of the corporations, listed in response to
Item 2(a) are:  diversified investments and operations.

     The principal occupation of the Henry L. Hillman Trust is: diversified investments and operations.

     The principal occupation of the JLHS 1976 Trust is: diversified investments and operations.

     The principal occupation of the AHF 1976 Trust is: diversified investments and operations.

     The principal occupation of the HLH Jr. 1976 Trust is: diversified investments and operations.

     The principal occupation of the WTH 1976 Trust is: diversified investments and operations.

          C. G. Grefenstette
          See Exhibit 1

          Thomas G. Bigley
          See Exhibit 1

          Henry L. Hillman
          See Exhibit 1

          Elsie Hilliard Hillman
          See Exhibit 1

     (d)     Criminal convictions

     None of the persons named in Item 2(a)(including Exhibit 1) have been convicted in a criminal proceeding in the last five years.

     (e)     Civil proceedings

     None of the persons listed in response to Item 2(a) (including Exhibit
1) have in the last five years been subject to a judgment, decree or final order as described in Item 2, subsection (e) of Schedule 13D.

     (f)     Citizenship

         Wilmington Securities, Inc. and Wilmington Investments, Inc. are Delaware corporations.

          The Hillman Company is a Pennsylvania corporation.

          The Henry L. Hillman Trust, the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust are Pennsylvania trusts.

          C. G. Grefenstette, Thomas G. Bigley, Henry L. Hillman and Elsie Hilliard Hillman are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

          None.

Item 4.  Purpose of Transaction

     On February 26, 1999, Wilmington Securities, Inc., the Henry L. Hillman Trust, the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust (collectively the "Investors") entered into an Exchange Agreement with the Issuer pursuant to which the Investors agreed to exchange their Series A, A-1 and B Convertible Preferred Stock and related warrants held by the Investors for shares of the Issuer's Series A-2, A-3 and B-1 Convertible Preferred Stock and replacement warrants and additional warrants (collectively the "February Warrants") that are convertible into or exercisable for shares of Common Stock, upon the terms and subject to the limitations and conditions set forth in the Certificates of Designations, Rights, Preferences, Privileges and Restrictions with respect to the Series A-2, A-3 and B-1 Preferred Stock and in the February Warrants.

     On March 5, 1999 Wilmington Securities, Inc. entered into a Stock Purchase Agreement with the Issuer pursuant to which Wilmington Securities, Inc. purchased 41,667 shares of Series C Preferred Stock for $3,000,000. Wilmington Securities, Inc. also received a Warrant (the "March Warrant") for 120,000 shares of Common Stock.

     The Series A-2, Series A-3, Series B-1 and Series C Preferred Stock of the Company, and the February Warrants and March Warrants (collectively the "Securities"), are not convertible into or exercisable for (as the case may
be) shares of Common Stock in excess of 1,533,709 shares (the "19.9% Cap" or the "Allowed Conversion Shares"), unless the Company has received stockholder approval to eliminate such 19.9% Cap at a duly held meeting of stockholders in calendar 1999 (the "Stockholder Approval"). Until Stockholder Approval has been obtained (or, if Stockholder Approval is not obtained, then continuing thereafter) the 19.9% Cap shall apply and each Investor holding Securities shall have the right to convert its Preferred Stock or exercise its Warrants only up to its pro rata portion of the Allowed Conversion Shares. The table below lists the number of shares of Common Stock which each Investor may obtain by converting or exercising its Preferred Stock or Warrants, as the case may be, prior to and after Shareholder Approval.

     The Company has agreed in the Stock Purchase Agreement to use its best efforts to obtain Stockholder Approval at the Company's 1999 Annual Meeting
of Stockholders to be held on or before June 2, 1999.   Also, subject to
Stockholder Approval, the Company has agreed to appoint two designees of the Investors to its Board of Directors at the first meeting of the Board following the Annual Meeting, and to use its best efforts to obtain the election of such designees at each subsequent Annual Meeting so long as Wilmington Securities, Inc. holds at least 33,750 shares of Series C Preferred Stock. The two designees of the Investors are Joseph C. Manzinger and Richard M. Johnston, each a Vice President of The Hillman Company.

          Except as set forth above and in Item 6 below, the Registrants have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or Management of the Issuer including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act of 1933, or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a)     Beneficial Ownership

          5,000 shares of Common Stock are owned of record and beneficially by C. G. Grefenstette.

          10,000 shares of Common Stock are owned of record and beneficially by Thomas G. Bigley.

          775,000 shares of Common Stock are owned of record and beneficially by Wilmington Securities, Inc. Wilmington
          Securities, Inc. also owns 64,584 shares of Series A-2 Preferred Stock, 12,500 shares of Series A-3 Preferred Stock, 15,000 shares of Series B-1 Preferred Stock, 41,667 shares of Series C Preferred Stock. Wilmington Securities, Inc. also owns a Warrant for 100,000 shares of Common, Stock, a Warrant for 66,667 shares of Common Stock, a Warrant for 36,000 shares of Common Stock, a Warrant for 54,000 shares of Common Stock and a Warrant for 120, 000 shares of Common Stock.

          100,000 shares of Common Stock are owned of record and beneficially by the Henry L. Hillman Trust. The Henry L. Hillman Trust also owns 15,000 shares of Series B-1 Preferred Stock, a Warrant for 36,000 shares of Common Stock and a Warrant for 9,000 shares of Common Stock.

          The JLHS 1976 Trust owns 5,000 shares of Series B-1 Preferred Stock, a Warrant for 12,000 shares of Common Stock and a Warrant for 3,000 shares of Common Stock.

          The AHF 1976 Trust owns 5,000 shares of Series B-1 Preferred Stock, a Warrant for 12,000 shares of Common Stock and a Warrant for 3,000 shares of Common Stock.

          The HLH Jr. 1976 Trust owns 5,000 shares of Series B-1 Preferred Stock, a Warrant for 12,000 shares of Common Stock and a Warrant for 3,000 shares of Common Stock.

          The WTH 1976 Trust owns 5,000 shares of Series B-1 Preferred Stock, a Warrant for 12,000 shares of Common Stock and a Warrant for 3,000 shares of Common Stock.

     See Exhibit 2 for the number of shares of Common Stock for which the above Securities may be converted or exercised with and without giving effect to the 19.9% Cap.

     (b)     Power to Vote or Dispose of Shares

     Each person listed above in response to Item 5(a) has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of those shares except as follows:

          (i)Wilmington Investments, Inc., The Hillman Company, Henry L. Hillman, as settlor and Trustee of the Henry L. Hillman Trust, and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust, may be deemed to share voting and disposition power regarding 1,988,611 shares of Common Stock held beneficially by Wilmington Securities, Inc.


          (ii)Henry L. Hillman, as settlor and Trustee of the Henry L. Hillman Trust, and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust, may be deemed to share voting and disposition power regarding 237,198 shares of Common Stock held beneficially by the Henry
L. Hillman Trust.

          (iii)As trustees of the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust Thomas G. Bigley and C. G. Grefenstette may be deemed to share voting and disposition power regarding 182,932 shares of Common Stock held beneficially by the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976 Trust.


     (c), (d) and (e).  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


     Pursuant to the Amended and Restated Registration Rights Agreement dated February 26, 1999, the Issuer has agreed to prepare, and, on or prior to the date which is sixty (60) days after the date of the Closing under and as defined in the Exchange Agreement, file with the SEC a Registration Statement on Form S-3 covering the resale of the Common Stock underlying the Series B-1 Preferred Stock and Warrants issued or issuable pursuant to the Securities Purchase Agreement dated as of September 2, 1998, which Registration
Statement, to the extent allowable under the 1933 Act and the Rules promulgated thereunder (including Rule 416), shall state that such Registration Statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon conversion of the Series
B-1 Preferred Stock and exercise of the Warrants (i) to prevent dilution resulting from stock splits, stock dividends or similar transactions or (ii) by reason of changes in the Conversion Price of the Series B-1 Preferred
Stock in accordance with the terms thereof or the exercise price of the Warrants in accordance with the terms thereof. The number of shares of Common Stock initially included in such Registration Statement shall be no less than the sum of the number of Conversion Shares and Warrant Shares that are then issuable upon conversion of the Series B-1 Preferred Stock and the exercise of the Warrants, without regard to any limitation on the Investor's ability to convert the Preferred Stock or exercise the Warrants.

     Pursuant to the Second Amended and Restated Stockholders Agreement dated as of February 26, 1999, Wilmington Securities, Inc. is entitled to certain demand and piggyback registration rights with respect to the Common Stock underlying the Series A-2, A-3 and C Preferred Stock and associated Warrants, and to certain rights of first refusal in connection with future issuances by the Issuer of its Common Stock or securities convertible into Common Stock.

     See Item 4 above for a description of certain covenants of the Company relating to elimination of the 19.9% Cap and the election of two designees of the Investors to the Board of Directors.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1.Information concerning officers and directors of reporting persons and certain affiliates thereof.

     Exhibit 2.Conversion of the Series A-2, A-3, B-1 and C Preferred Stock and Warrants under the 19.9% Cap.

     Exhibit 3.Exchange Agreement

     Exhibit 4.Series C Preferred Stock Purchase Agreement

     Exhibit 5. Second Amended and Restated Stockholders Rights Agreement

     Exhibit 6.Amended and Restated Registration Rights Agreement

      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    WILMINGTON SECURITIES, INC.


                              /s/ Andrew H. McQuarrie
                    By _________________________________________
                         Andrew H. McQuarrie, Vice President

                    WILMINGTON INVESTMENTS, INC.


                              /s/ Andrew H. McQuarrie
                    By _________________________________________
                         Andrew H. McQuarrie, Vice President

                         THE HILLMAN COMPANY


                              /s/ Lawrence M. Wagner
                    By _________________________________________
                         Lawrence M. Wagner, President

                    HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN
                    & C. G. GREFENSTETTE, TRUSTEES OF THE HENRY
                    L. HILLMAN TRUST U/A DATED NOVEMBER 18, 1985


                              /s/ C. G. Grefenstette
                    By _________________________________________
                         C. G. Grefenstette, Trustee

                         THOMAS G. BIGLEY AND C. G. GREFENSTETTE,
                         TRUSTEES UNDER AGREEMENT OF TRUST DATED
                         12/30/76 FOR THE CHILDREN OF JULIET LEA
                         HILLMAN SIMONDS, AUDREY HILLIARD HILLMAN
                         HENRY LEA HILLMAN, JR., AND WILLIAM
                         TALBOTT HILLMAN

                         /s/ Thomas G. Bigley
                    ____________________________________________
                    Thomas G. Bigley, Trustee

                         /s/ C. G. Grefenstette
                    ____________________________________________
                    C. G. Grefenstette, Trustee

                         /s/ C. G. Grefenstette
                    ____________________________________________
                    C. G. Grefenstette


                         /s/ Thomas G. Bigley
                    ____________________________________________
                    Thomas G. Bigley


                         /s/ Henry L. Hillman
                    ____________________________________________
                    Henry L. Hillman


                         /s/ Elsie Hilliard Hillman
                    ____________________________________________
                    Elsie Hilliard Hillman


March 15, 1999
       Date